SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.8)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013, Amendment No. 2, filed with the SEC on March 4, 2013, by Amendment No. 3, filed with the SEC on March 7, 2013, by Amendment No. 4, filed with the SEC on April 4, 2013, by Amendment No. 5, filed with the SEC on April 17, 2013 and by Amendment No. 6, filed with the SEC on April 19, 2013 and by Amendment No. 7, filed with the SEC on April 26, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 30, 2013, the Reporting Persons issued an open letter to shareholders of the Issuer (the “April 30 Letter”).  A copy of the April 30 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1                      April 30 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 8 – Transocean Ltd.]

Exhibit 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER
TO TRANSOCEAN SHAREHOLDERS

Transocean Continues to Craft Company
Narrative Not Reflected By the Facts

New York, New York, April 30, 2013:  Carl C. Icahn today delivered the following open letter to shareholders of Transocean Ltd.

Dear Fellow Transocean Shareholders:

Over the past several weeks Transocean has repeatedly made statements that we do not believe reflect the facts. They have repeatedly stated that the Company outperformed its peer group and when they finally acknowledged the truth, they appeared to blame a third party service provider and created a new peer group in a thinly veiled attempt to still show outperformance. What is most concerning to us is not the error, but that this Board, and especially Michael Talbert, who have overseen the destruction of at least $11 billion of shareholder value, may actually have believed that they had outperformed their peer group.  Where have they been this past decade?  It is the Board’s duty to hold management accountable and not blindly accept whatever narrative management espouses.

A number of their statements show a shameless inability to accept responsibility for past failures and mistakes.  We believe these statements are emblematic of a management and Board that despite having overseen substantial failures that have led to the destruction of at least $11 billion of shareholder value in the past few years, have completely failed to accept responsibility for their errors.  We believe that the Board, and particularly Mike Talbert, realize their jobs may be at risk and are desperately trying to hang on.  Last week, with ISS recommending FOR our nominees, Jose Maria Alapont and Samuel Merksamer, and AGAINST Mike Talbert and Robert Sprague, the pressure on the Board has further increased.  However, the full Board unfortunately still has not explained to shareholders why they are continuing to support directors who were responsible for so much destruction of shareholder value.  Two weeks ago a central theme of the Transocean narrative for the reelection of directors were pre-Macondo shareholder returns; today, those returns are mentioned nowhere in the 70 page presentation distributed by the Company on April 25.

Transocean claims that the Icahn nominees “generally lack financial and corporate structuring experience” yet the opposite is true. Mr. Lipinski and Mr. Merksamer recently structured and executed a $690 million IPO of CVR Refining, L.P., the largest refining focused Variable MLP.  Mr. Lipinski also structured and launched UAN two years ago, the first fertilizer based Variable MLP.  These MLPs were developed to provide maximum return of capital to shareholders.

Transocean claims that the Icahn nominees have rarely worked in capital intensive industries, yet Mr. Lipinski has spent his entire career in the refining industry and Mr. Alapont has spent his entire career running automotive and industrial businesses.

Transocean claims that the Icahn nominees have “little apparent experience with complex international tax treaties and networks,” but they fail to explain that Mike Talbert was CEO of the Company at the time of the events related to the Norwegian tax controversy.

Transocean claims their recent actions represent “high-return investments” yet the analyst community has suggested their new build drill ships represent returns of 10.7% to 12%, which is below the Company’s cost of equity.

Transocean has claimed that the Global Santa Fe acquisition provided an “unrivalled platform for investment” despite the fact that from 2007 to 2011 the Company dedicated most of its capital to repayment of debt and in our view underinvested relative to its peers.

Recently Transocean’s Board claimed that the Board has “actively implemented a high-specification-focused strategy”, but they fail to explain that they created, in our view, a fleet age problem by implementing a “low spec” strategy in 2007 with the transformative Global Santa Fe acquisition.

Transocean’s Board claims that “a lack of investment in high-return assets would compromise the company’s long term viability,” but they fail to explain that this Board, in our view, underinvested relative to the entire industry from 2005 to 2013.

Transocean’s Board claimed that they authorized the post-Aker share issuance “in order to ensure financial flexibility,” but they  fail to explain that the Company issued stock at near the eight-year low, or that less than 30 days before the issuance, they stated, in response to a question about the prudence of the acquisition in the context of dividend payments and debt maturities: “We have, even after the acquisition of the shares of Aker Drilling, we have significant cash on the balance sheet, and we continue to be cash flow positive, significantly at the operating level.   So we’re not in a situation where this is causing us undue concern.”

Although the Company seems intent on trying to support a positive narrative for the Company and at times have even claimed “outperformance”, Transocean’s real story is one of accountability.   Whether in connection with a widely publicized shareholder return error or the destruction of billions in shareholder value, it seems to us that no one at Transocean ever accepts responsibility or is held accountable.  Fortunately for shareholders, next month you have the opportunity to hold the Board accountable for years of failure – it is time for Mike Talbert, Thomas Cason and Robert Sprague to go.

As ISS stated: “Shareholders may wish to hold Michael Talbert, a longtime incumbent, responsible for the long term performance and outcome of strategic choices the company has made.”  We couldn’t agree more.

WE URGE SHAREHOLDERS TO VOTE AT THE 2013 TRANSOCEAN ANNUAL GENERAL MEETING FOR THE ICAHN PROPOSAL TO INCREASE THE DIVIDEND AT TRANSOCEAN TO $4.00 PER SHARE AND FOR THE ICAHN PROPOSAL TO ELECT JOSE MARIA ALAPONT, JOHN J. LIPINSKI AND SAMUEL MERKSAMER TO THE TRANSOCEAN BOARD OF DIRECTORS.

Very truly yours,

Carl C. Icahn

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED APRIL 17, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF TRANSOCEAN LTD. FOR USE AT ITS 2013 ANNUAL GENERAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF TRANSOCEAN LTD. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED APRIL 17, 2013.  EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN TRANSOCEAN LTD. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES, PAR VALUE CHF 15.00, PER SHARE, OF TRANSOCEAN LTD., AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY SOURCE TO INCLUDE THEIR INFORMATION IN THIS PRESS RELEASE.

Contact:
Susan Gordon
(212) 702-4309